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                              July 28, 2022

       Chenxi Yu
       Chief Financial Officer
       TuanChe Ltd
       9F, Ruihai Building, No. 21 Yangfangdian Road
       Haidian District
       Beijing, PRC 100038

                                                        Re: TuanChe Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed July 14, 2022
                                                            File No. 333-264942

       Dear Mr. Yu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-3 filed July 14,
2022

       Prospectus Cover Page, page i

   1. We note your response to comment 2, including your inclusion of the statement that you
                                                        "could receive the
economic rights and exercise control that results in consolidation of the
                                                        VIEs    operations and
financial results into our financial statements through the contractual arrangements." We note
this sentence references control and benefits accruing to you because of the VIEs,
but is not limited by a clear description of the conditions you have satisfied for
consolidation of the VIE under U.S. GAAP. Please include such a description.
 Chenxi Yu
TuanChe Ltd
July 28, 2022
Page 2



Prospectus Summary, page 2

2. We note your response to comment 6. For TuanChe Limited (Cayman), please disclose in a footnote the other shareholders who own 5% or more of the outstanding securities or who are directors or executive officers. In addition, please further revise your chart to indicate who owns the equity for both Shenzhen Drive New Media Co., LTD and Beijing
      Internet Drive Technology Co., LTD.
3. We note your revisions in response to comment 8 and your disclosure on page 8 that you have obtained all license, permits or approvals for your "main business." Please clarify what you mean by "main business" in this context and disclose whether you need these approvals to operate your current business. Furthermore, please clarify whether any permissions or approvals related to your current business have been denied; your disclosure only discusses denial of permissions pertaining to offline events only.
4.    We note your revised disclosure on page 8 that you    have endeavored . .
.. to obtain all
      necessary permits [for offline events] according to our estimate of the condition of each specific event, we cannot assure you that we have been . . . in full compliance with the
      licensing requirements for all the offline events we have held.    Please
disclose whether
      your past offline events were held in full compliance with applicable licensing requirements. In addition, please add new risk factor disclosure to address the risks associated with any actual or potential noncompliance. In this regard, we note your disclosure on page 9 that historically you generated your net revenues primarily through our offline events.
      You may contact Ryan Lichtenfels at 202-551-4457 or Dietrich King at 202-551-
8071 with any questions.



                                                           Sincerely,
FirstName LastNameChenxi Yu
                                                           Division of
Corporation Finance
Comapany NameTuanChe Ltd
                                                           Office of Trade &
Services
July 28, 2022 Page 2
cc:       Dan Ouyang
FirstName LastName